SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: November 16, 2023

List of materials

Documents attached hereto:

i) Press release: Issuance of New Shares upon Vesting of Restricted Stock Units (“RSUs”)

November 16, 2023
Sony Group Corporation

Issuance of New Shares upon Vesting of Restricted Stock Units (“RSUs”)

In the fiscal year ended March 31, 2023, Sony Group Corporation (the “Corporation”) introduced a stock compensation plan under which shares of its common stock are delivered after the vesting of RSUs (the “Plan”), and today announces that, pursuant to the delegation of authority approved by resolutions of the Board of Directors of the Corporation, the Representative Corporate Executive Officer of the Corporation decided to issue new shares (the “Issuance of New Shares”) upon vesting of a certain number of the RSUs previously granted, as follows:

Though on November 1, 2022, in the press release titled “Granting of Restricted Stock Units (RSUs) and Filing of Shelf Registration Statement regarding Issuance of New Shares or Disposition of Treasury Stock,” the Corporation described its intent to file a registration statement (Form S-8) with the U.S. Securities and Exchange Commission regarding the delivery of shares under the Plan covered under such registration statement only through the disposition of treasury stock and the Corporation subsequently filed such registration statement on November 14, 2022 (the “Previously Filed Form S-8”), the Corporation has since determined to deliver shares, including the shares covered under such registration statement through the issuance of new shares upon this vesting of the RSUs and, accordingly, is amending the Previously Filed Form S-8 to allow for the issuance of new shares as well.

1. Outline of the Issuance

(1) Payment date	December 1, 2023
(2) Class and number of shares to be issued	150,108 shares of common stock of the Corporation
(3) Issue price	13,220 yen per share
(4) Total issue price of shares to be issued	1,984,427,760 yen
(5) Allottees
22 employees of the Corporation:
3,090 shares in total
11 directors and officers of the Related Companies
(a “Related Company” means a “subsidiary
(kogaisha)” as defined in Article 8, Paragraph 3 of
the Ordinance on the Terminology, Forms and
Preparation Methods of Financial Statements, etc.
or an “affiliated company (kanren kaisha)”as
defined in Paragraph 5 of such Article (hereinafter
the same shall apply)) of the Corporation:
7,173 shares in total
280 employees of the Related Companies of the
Corporation:
139,845 shares in total

(6) Other
Issuance of New Shares is conducted pursuant to
the shelf registration statement that was filed on
November 1, 2022, and became effective as of
November 9, 2022, and, in relation thereto, the
shelf registration supplement was filed today.

2. Purpose of and Reasons for the Issuance

The Corporation introduced the Plan from the fiscal year ended March 31, 2023. The Plan was introduced with the purpose of giving the recipients under the Plan (the “Recipients”) an incentive to contribute towards the improvement of the business performance of the Corporation and the Related Companies of the Corporation (together with the Corporation, the “Group Companies”) and thereby improve the business performance of the Group Companies by making the economic interest, which the Recipients will receive, correspond to the business performance of the Group Companies.

<Overview of the Plan>

(1) Designation of the Recipients

The Recipients under the Plan are the directors (including outside directors), Corporate Executive Officers, and employees of the Corporation, and directors (including outside directors), officers and employees of its subsidiaries.

* These are the Recipient positions at the time of grant of the RSUs, and the positions at the time of vesting may differ.

(2) Outline of RSUs

Under the Plan, the Corporation will grant, in advance, the Recipients the number of RSUs determined by the Corporation and will deliver shares of common stock of the Corporation (the “Share(s)”), the number of which is the same as the number of such units (the “Number of Shares”) if the RSUs vest by any of the methods set out in (iii) below.

(3) Vesting of RSUs

Plan A, Plan B, Plan C, and Plan D are established as the method of vesting, and, in principle, RSUs shall vest in accordance with the methods described below.

Plan A: All RSUs shall vest after nine years from the date of granting.

Plan B: All RSUs shall vest after three years from the date of granting.

Plan C: Over the three-year period from the date of granting, one-third of the number of granted RSUs shall vest after each one-year period.

Plan D: All RSUs shall vest when the Recipient ceases to hold his or her certain position.

Details of the plan applicable to RSUs related to the Issuance of New Shares are as follows:

Plan	Details		Relevant Series
Plan C
On the condition that the Recipient holds, throughout the period between the date of granting of the RSUs and each date of vesting set out in the < Date of vesting > column below, a position as a director, a corporate executive officer and/or any other officer at, or an employee of, any of the Group Companies, the RSUs shall vest on each date of vesting as set out in the < Number of vesting units > column below (or, if the date falls on a holiday of the Corporation, the following business day). The number of the units that vest on the first day of the month following the month of the first anniversary of the date of granting or the first day of the month following the month of the second anniversary of the date of granting will be rounded down to the nearest one (1) unit.
Second Series RSUs (granted on November 25, 2022)
	< Date of vesting >	< Number of vesting units >
	a. First day of the month following the month in which the first anniversary of the date of granting	One-third of the number of units granted
	b. First day of the month following the month in which the second anniversary of the date of granting	One-third of the number of units granted
	c. First day of the month following the month in which the third anniversary of the date of granting	Remaining number of units granted

If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies, a pro-rata portion of the outstanding RSUs shall vest; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the grant date of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee or the Representative Corporate Executive Officer may adjust the Number of Shares.

(4) Method and Timing of Delivery of the Shares

After the vesting, the Corporation will promptly deliver the amount of Shares corresponding to the Number of Shares by way of issuing new shares or transferring treasury stock pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of monetary compensation receivables against the Group Companies that are provided by the Group Companies to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of the Related Companies in relation to the monetary compensation receivables that are granted to such Recipients of the Related Companies). However, if deemed necessary by the Corporation, instead of the Related Company granting a monetary compensation receivable to the Recipient, the Corporation may take measures it deems appropriate, such as having such Related Company pay money to such Recipient in an amount equal to the amount of such monetary compensation receivable. In this case, such Recipient shall acquire the Shares in the Number of Shares by paying cash to the Corporation in exchange for the Shares.If the total number of issued shares of the Corporation increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the number of shares to be delivered by multiplying such number by the ratio of the consolidation or split.

In addition, the amount to be paid per share for the Shares to be issued or transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the Share in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such issuance or transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favorable to the Recipients and within a range that will be in compliance with applicable laws and regulations.

If any special circumstances make it difficult to deliver the Shares or if the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay monies of equal value as a substitute for the delivery of the Shares.

(5) Events that would extinguish the RSUs

In the event that (i) the Recipient chooses to forego his or her RSUs by the date of vesting, or (ii) the Recipient is subject to imprisonment or other serious criminal penalty, (iii) a petition for the commencement of bankruptcy proceedings, the commencement of civil rehabilitation proceedings or the commencement of any other similar proceedings is filed against the Recipient, (iv) a petition for attachment, provisional attachment, provisional disposition, compulsory execution or public auction is filed against the Recipient, or the Recipient receives a penalty for any default on the payment of taxes or other public dues, or (v) certain other events stipulated in advance by the Corporation occur, all of the unvested RSUs will be extinguished.

(6) Handling in the event where reorganization or any other similar events occur

If a proposal with respect to a merger agreement under which the Corporation will be dissolved, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver to the Recipients the Shares, money, or shares of the other party to such reorganization in the number or amount reasonably stipulated in accordance with the resolution of the Compensation Committee or the decision of the Representative Corporate Executive Officer of the Corporation based on the period that has elapsed between the date of grant and the effective date of such reorganization or any other factors.

Pursuant to the decision of the Representative Corporate Executive Officer of the Corporation dated November 16, 2023 and based on the delegation of authority approved by resolutions of the Board of Directors of the Corporation pursuant to Article 416, Paragraph 4 of the Companies Act, the Issuance of New Shares will be carried out upon vesting of a certain number of the Second Series RSUs on December 1, 2023.

3. Basis of Calculation of the Payment Amount and Specific Details thereof

The Issuance of New Shares shall be carried out under the Plan through an in-kind contribution to the Corporation of the monetary compensation receivables that are provided by the Group Company (the Corporation will jointly assume the obligation of such Related Companies owed toward the director, officer or employee of such Related Company arising from the monetary compensation receivables granted to such director, officer or employee). The issue price shall be 13,220 yen, which is the closing price of the Shares in the regular trading thereof on the Tokyo Stock Exchange, Inc. on November 15, 2023 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made a decision on the Issuance of New Shares). We believe that the issue price is reasonable as it is the market stock price immediately prior to the date on which the Representative Corporate Executive Officer of the Corporation made the decision relating to the Issuance of New Shares, and we also believe that the issue price does not represent a price that is particularly favorable to the Recipients.

End of Document